Exhibit 12.1
Stone Energy Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Pre-tax income (loss) from continuing operations before income (loss) from equity investees	$184.1	$213.2	($392.5)	$270.4	($1,501.2)

Add: fixed charges	23.8	38.1	54.1	48.3	39.6
Less: capitalized interest	(7.0)	(14.9)	(18.2)	(16.2)	(26.4)

Pretax income (loss) as adjusted	$200.9	$236.4	($356.6)	$302.5	($1,488.0)

Fixed charges:
Interest expense (includes amortization of bond discounts)	$16.8	$23.2	$35.9	$32.1	$13.2
Interest capitalized	7.0	14.9	18.2	16.2	26.4

Total fixed charges	$23.8	$38.1	$54.1	$48.3	$39.6

Ratio of earnings to fixed charges	8.4x	6.2x	(a )	6.3x	(b )

(a)	Due to losses incurred in this year, earnings were $392.5 million short of covering fixed charges.

(b)	Due to losses incurred in this year, earnings were $1,501.2 million short of covering fixed charges.